

Mail Stop 4720

October 9, 2009

Mr. Craig G. Litchfield
Chairman, President, & CEO
Citizens & Northern Corporation
90-92 Main Street
Wellsboro, PA 16901

> **Re:** **Citizens & Northern Corporation**
> **Form 10-K for Fiscal Year ended December 31, 2008**
> **Filed March 6, 2009**
> **Forms 10-Q for Fiscal Quarters ended March 31, 2009**
> **and June 30, 2009**
> **File No. 000-16084**

Dear Mr. Litchfield:

We have completed our reviews of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant